Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

Macquarie Focused Access Fund, LLC

If you do not want to sell your Units at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

August 3, 2026

Dear Investor:

We are writing to inform you of important dates related to the tender offer by Macquarie Focused Access Fund, LLC (formerly known as CPG Focused Access Fund, LLC, the "Fund"). If you are not interested in selling your Class F1, Class F2, Class A and/or Class I units of limited liability company interests of the Fund (the "Units") at this time, please disregard this notice and take no action.

The tender offer period will begin on August 3, 2026 and end on August 31, 2026, and any Units tendered to the Fund will be valued on September 30, 2026 for purposes of calculating the purchase price of such Units. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Units can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, UMB Fund Services, Inc. ("UMB"), either by mail (via certified mail or overnight delivery) or by fax. If you do not wish to sell any of your Units, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Units must be received by UMB, in good order, by August 31, 2026. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UMB by calling the Fund at (212) 317-9222. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by UMB, there can be no assurance that your tender has been received by the Fund. Investors that are Morgan Stanley Wealth Management clients should submit completed and signed tender documents to their financial advisor. Morgan Stanley Wealth Management advisors should submit completed tender documents to the Order Entry System by the end of the day on Monday, August 31, 2026 at 12:00 midnight, New York time. MORGAN STANLEY WEALTH MANAGEMENT CLIENTS SHOULD NOT FAX OR MAIL TENDER DOCUMENTS DIRECTLY TO THE FUND.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 317-9222.

Sincerely,

Macquarie Focused Access Fund, LLC